EXHIBIT 99.1

Company Contact: Katia Fontana Vice President and Chief Financial Officer (514) 397-2592 For all press and media inquiries, please contact: Press@birks.com

BIRKS GROUP INC. REPORTS MID-YEAR FISCAL 2026 RESULTS

Montreal, Quebec. December 5, 2025 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the twenty-six-week period ended September 27, 2025.

Highlights

All figures presented herein are in Canadian dollars.

For the twenty-six-week period ended September 27, 2025 (“Fiscal 2026”), the Company reported net sales of $93.1 million, an increase of $13.0 million or 16.2% from the comparable prior period ended September 28, 2024 (“Fiscal 2025”). Comparable store sales for the twenty-six-week period ended September 27, 2025, increased by 6.3% compared to the corresponding period of Fiscal 2025. The increase in net sales is attributable in part to the acquisition of the luxury timepieces and jewelry retail activities of European Boutique (“European”) as well as an increase in sales of third-party branded timepieces across multiple brands, Birks branded jewelry and third-party branded jewelry. The Company reported a gross profit of $36.5 million, an increase of $5.2 million, or 16.7%, compared to the corresponding period in Fiscal 2025, due to an increase in retail sales following the acquisition of European and strong third-party branded timepiece sales. Gross profit as a percentage of sales was 39.2% for the twenty-six-week period ended September 27, 2025, consistent with the gross profit as a percentage of sales of 39.0% in the twenty-six-week period ended September 28, 2024.

Mr. Niccolò Rossi di Montelera, Executive Chairman of the Board and Interim CEO, commented: “Our net sales, gross profit and comparable store sales for the first half of Fiscal 2026 are higher than the corresponding period in Fiscal 2025 due in part to the acquisition of the European business but also due to our strong retail performance, which speaks to the strength of our product offerings, both in terms of our Birks branded products and our third-party branded watches and jewelry.”

Mr. Rossi di Montelera further commented: “I would like to thank our teams for their dedication and hard work. The growth achieved in the first half of Fiscal 2026 is a testament of our commitment to our customers and I am grateful for the unwavering efforts of all our employees which contributed to these results and the successful integration of the European stores.”

Financial overview for the twenty-six-week period ended September 27, 2025

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Total net sales for the twenty-six-week period ended September 27, 2025 were $93.1 million compared to $80.1 million for the twenty-six-week period ended September 28, 2024, an increase of $13.0 million or 16.2%. The increase in net sales is attributable in part to the acquisition of European, as well as an increase in sales of third-party branded timepieces across multiple brands and an increase in sales of Birks branded jewelry and third-party branded jewelry. The retail sales increase was further supported by an increase in units sold as well as an increase in average sales transaction value.

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Comparable store sales increased by 6.3% during the twenty-six-week period ended September 27, 2025 compared to the twenty-six-week period ended September 28, 2024. The increase in comparable store sales is mainly attributable to strong sales in all product categories, particularly in third-party branded timepieces, but also in Birks branded jewelry and third-party branded jewelry. The comparable store sales increase was further supported by an increase in units sold as well as an increase in average sales transaction value.

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Total gross profit was $36.5 million, or 39.2% of net sales, for the twenty-six-week period ended September 27, 2025, compared to $31.3 million, or 39.0% of net sales for the twenty-six-week period ended September 28, 2024. The increase of $5.2 million in total gross profit is primarily attributable to an increase in sales volume in retail following the acquisition of European and strong third-party branded timepiece sales. The 0.2% increase in gross margin is primarily attributable to a foreign exchange gain of $0.8 million compared to a loss in the twenty-six-week period ended September 28, 2024, partially offset by product mix. In addition, packaging, reserves and other costs were approximately $0.6 million greater than the twenty-six-week period ended September 28, 2024.

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Selling General & Administrative (“SG&A”) expenses in the twenty-six-week period ended September 27, 2025 were $33.0 million, or 35.4% of net sales, compared to $27.8 million, or 34.7% of net sales in the twenty-six-week period ended September 28, 2024, an increase of $5.2 million. One of the factors that contributed to this increase was the acquisition of European, which contributed $2.6 million. Overall, compensation rose by $1.3 million due to higher sales volume and increased headcount. Credit card fees increased by $0.7 million driven by higher sales. Occupancy costs grew by $1.2 million as a result of additional stores. Transaction costs related to the acquisition of European amounted to $0.4 million, while severance costs totaled $0.9 million, primarily related to the CEO transition. Professional fees and other expenses increased by $0.6 million and stock-based compensation rose by $0.2 million, mainly due to fluctuations in the stock price. These increases were partially offset by lower marketing costs, which decreased by $0.2 million as a result of cost-saving measures, including reduced spending on events and campaigns. As a percentage of sales, SG&A expenses in the twenty-six-week period ended September 27, 2025 increased by 0.7% as compared to the twenty-six-week period ended September 28, 2024.

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The Company’s EBITDA(1) for the twenty-six-week period ended September 27, 2025 was $4.8 million, an increase of $0.1 million, compared to EBITDA(1) of $4.7 million for the twenty-six-week period ended September 28, 2024.

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The Company reported an operating loss of $0.2 million for the twenty-six-week period ended September 27, 2025, a decrease of $0.1 million compared to a reported operating loss of $0.3 million in the twenty-six-week period ended September 28, 2024.

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The Company’s recognized interest expense and other financing costs in the twenty-six week period ended September 27, 2025 were $3.7 million, a decrease of $0.3 million, compared to recognized interest expense and other financing costs of $4.0 million in the twenty-six-week period ended September 28, 2024. The decrease is mainly due to an increase of the foreign exchange gain of $0.9 million on U.S. denominated debt due to the weakening of the U.S dollar compared to the Canadian dollar during the respective periods, offset by an increase in the average amount outstanding on the amended credit facility and amended term loan.

•

The Company recognized a net loss for the twenty-six-week period ended September 27, 2025 of $2.6 million, or ($0.13) per share, compared to a net loss for the twenty-six-week period ended September 28, 2024 of $3.1 million, or ($0.16) per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company operates 17 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, four retail locations in Toronto under the European Boutique brand, one retail location in Toronto under the Omega brand and one retail location in Toronto under the Montblanc brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision-making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including “EBITDA” and “Adjusted EBITDA”.

EBITDA

“EBITDA” is defined as net income (loss) before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

EBITDA

(in thousands)

	For the twenty-six week period ended
	September 27, 2025	September 28, 2024
Net income (loss) (GAAP measure)	$(2,558)	$(3,081)
as a % of net sales	-2.7%	-3.8%
Add the impact of:
Interest expense and other financing costs	3,694	4,034
Depreciation and amortization	3,690	3,701

EBITDA (non-GAAP measure)	$4,826	$4,654

as a % of net sales	5.2%	5.8%

Forward-Looking Statements

This press release contains forward-looking statements which can be identified, for example, by their use of words such as “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, availability under our Amended Credit Facility and Amended Term Loan, anticipated distribution of profits, and about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure and interest rates, a decline in consumer discretionary spending, increased cost of borrowing or deterioration in consumer financial position; (ii) the Company’s ability to maintain its listing on the NYSE American or to list its securities on another national securities exchange, (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, and the impact on store traffic, tourism and sales, as well as the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, to maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vii) the Company’s ability to execute its strategic vision; (viii) the Company’s ability to invest in and finance capital expenditures; and (ix) the Company’s ability to continue as a going concern.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2025 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	For the twenty-six weeks ended
	September 27, 2025	September 28, 2024
Net sales	$93,117	$80,118
Cost of sales	56,651	48,859

Gross profit	36,466	31,259
Selling, general and administrative expenses	32,958	27,827
Depreciation and amortization	3,690	3,701

Total operating expenses	36,648	31,528

Operating income (loss)	(182)	(269)
Interest and other financial costs	3,694	4,034

(Loss) income before taxes and equity in earnings of joint venture	(3,876)	(4,303)
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes	1,318	1,222

Net (loss) income, net of tax	$(2,558)	$(3,081)

Weighted average common shares outstanding:
Basic	19,595	19,226
Diluted	19,595	19,226
Net (loss) income per common share:
Basic	$(0.13)	$(0.16)
Diluted	(0.13)	(0.16)

BIRKS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	September 27, 2025	March 29, 2025
Assets
Current Assets
Cash and cash equivalents	$2,172	$1,509
Accounts receivable and other receivables	5,774	6,608
Inventories	123,461	116,277
Prepaids and other current assets	1,913	2,072

Total current assets	133,320	126,466

Long-term receivables	1,372	1,084
Equity investment in joint venture	6,487	5,169
Property and equipment	24,936	25,380
Operating lease right-of-use asset	43,677	34,964
Intangible assets and other assets	2,725	3,017
Goodwill	677	—

Total non-current assets	79,874	69,614

Total assets	$213,194	$196,080

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities
Bank indebtedness	$73,513	$73,630
Accounts payable	56,947	58,114
Accrued liabilities	7,490	6,053
Current portion of long-term debt	4,959	4,860
Current portion of operating lease liabilities	9,215	6,929

Total current liabilities	152,124	149,586

Long-term debt	35,514	21,374
Long-term portion of operating lease liabilities	43,772	38,629
Other long-term liabilities	2,319	4,502

Total long-term liabilities	81,605	64,505

Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,876,717	42,854	42,854
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,719	19,719
Accumulated deficit	(140,853)	(138,295)
Accumulated other comprehensive income (loss)	(10)	(44)

Total stockholders’ equity (deficiency)	(20,535)	(18,011)

Total liabilities and stockholders’ equity (deficiency)	$213,194	$196,080